Sprott Physical Platinum and Palladium Trust

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1

December 14, 2012

BY FACSIMILE & EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Attention: Ms. Angela McHale, Esq.

Re:                             Sprott Physical Platinum and Palladium Trust
Registration Statement on Form F-1 (No. 333-179017)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 13, 2012, as amended on March 2, 2012, as further amended on April 20, 2012, as further amended on June 13, 2012, as further amended on September 4, 2012, as further amended on October 29, 2012 and as further amended on November 30, 2012, be accelerated so that it will be made effective at 3:00 p.m. Eastern Standard Time on December 18, 2012, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST
By Sprott Asset Management LP, as manager of the registrant

By:	/s/ STEVEN ROSTOWSKY
Name:	Steven Rostowsky
Title:	Chief Financial Officer